

September 11, 2020

Timothy T. Goodnow
Chief Executive Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, MD 20876-7005

> **Re: Senseonics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2020**
> **File No. 333-248659**

Dear Mr. Goodnow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darren K. DeStefano